August 10, 2011
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3010

Attention:	Ms. Sonia Barros Ms. Sandra B. Hunter

RE:	INREIT Real Estate Investment Trust Amendment No. 2 to Registration Statement on Form 10-12G File No. 000-54295
Ms. Barros and Ms. Hunter:
On behalf of INREIT Real Estate Investment Trust, a North Dakota real estate investment trust (the “Trust”), this letter responds to the Staff’s comments presented in the letter dated July 27, 2011. For the Staff’s convenience, each of the Responses is preceded by the related Staff Comment. The responses reflect the discussions had with Ms. Barberich and Mr. Efron on August 5, 2011 to clarify the comments received.
Item 1A. Risk Factors, page 33

Comment 1.
We note your response to comment 3 in our letter dated July 1, 2011. Please provide us with more details regarding how you concluded that there was not at least a reasonable possibility that a loss has been incurred. Your explanation should discuss your basis for concluding that the current value of your common shares is greater than what a shareholder would receive from a rescission offer and, if true, why this would support your conclusion. Also, tell us how you considered liquidity of your shares in your analysis.

Response 1.
The Trust does not believe that rescission claims asserted for alleged improper securities sales will reach a material amount and, in fact, considers prosecution of rescission claims to be a remote possibility. The Trust’s conclusion is premised on a number of facts and circumstances, including but not limited to the following:

•	The Trust’s operations are very strong and improving: increased dividends continue to be paid on the common shares ($0.73 in 2008, $0.745 in 2009, $0.77 in 2011 and $0.20125 for 1st Quarter 2011 per share).

•	Dividends declared are covered by earnings.

•	The Trust’s real estate portfolio and assets are performing well, reflecting the strong North Dakota economy where many of the Trust’s properties are located.

•	The Trust’s determination of the current value of its common shares at $14.00 per share is based on the Trust’s earnings divided by an eight cap rate, which the Trust considers to be a conservative calculation. In addition, the Trust has been able to sell its common shares at the $14 per share price since 2008.

•	Below is a chart showing for each year: (1) the estimated number of shares sold, (2) the estimated amount needed to conduct a rescission offer for such shares (estimated purchase price, less dividends received, plus interest) and (3) the estimated current value of the shares based on $14 per share:

		Rescission
Year	Shares Sold (1)	Offer(2)(3)(4)	Current Value
2008	656,320.454	$7,703,547	$9,188.486
2009	622,119.345	$8,678,874	$8,709,671
2010	998,626.745	$13,913,705	$13,980,744
2011	200,052.886	$2,762,588	$2,800,740

(1)	The chart assumes that the owners continue to hold the shares since the date of purchase. The chart does not reflect 297,607.639 shares repurchased by the Trust in 2008 through 2011, but does reflect the resale of such shares by the Trust. Therefore, the Shares Sold likely includes duplicate shares.

(2)	The estimated purchase price used in the Rescission Offer calculation does not reflect if any of the Shares Sold were sold at a stated discount to insiders (which include the Trust’s trustees and officers; the governors, officers and employees of the Advisor; and their affiliates). Therefore, the estimated purchase price used may exceed actual amounts paid for the shares.

(3)	Rate of interest is estimated at an annual rate of 6%.

(4)	Does not take into account the 2nd Quarter dividend on the common shares.

Based on this chart of estimated amounts, it appears that the Current Value probably exceeds the Rescission Offer.
•	The Trust ceased sales of its common shares in February 2011 to establish a “cooling off” period. Since such date, the Trust has received numerous direct requests to purchase shares at the $14 per share price and has had numerous conversations with broker dealers who have experienced the same sentiment but a virtual inability to fill any buy orders.

•	To address the liquidity issue of its common shares, the Trust has implemented a repurchase plan whereby any shareholder may sell their shares back to the Trust currently at $12.60 per share. Based on the Trust’s calculations, this price currently exceeds the purchase price of the majority of the shares sold between 2008 and 2011 less dividends received (between $8.00 to $12.28 per share sold in 2008-2009, $12.33 to $13.03 per share sold in 2010, and $13.10 to $13.80 per share sold in 2011). Since January 1, 2011, less than 85,000 shares have been tendered for $12.60 per share. This is less than 3.5% of the common shares sold since January 2008. The Trust believes one of the reasons why shareholders have not availed themselves of this liquidity option is their confidence in the Trust and its continued strong operations.
Item 2. Financial Information, page 57
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Comment 2.	Please expand your disclosure to discuss the known uncertainties related to your sales of shares that did not qualify for a valid exemption under the 1933 Act. Please quantify your maximum exposure to potential rescission rights and how you determined that the amount of cash on hand as of March 31, 2011 exceeded the amount of any potential rescission offers. Also, clarify your statement on page 33 that a rescission offer would not materially affect your liquidity. Please see Item 303 of Regulation S -K for reference.

Response 2.	To address the comment, we propose adding the following paragraph to the liquidity section of the MD&A:

“We could be subjected to claims by shareholders that prior securities sales were not proper. However, we presently believe that few, if any, of our shareholders will request rescission due to several factors, including our operating performance continues to be strong over the last three years, increased dividends continue to be declared, dividend payments are covered by our earnings, and, we believe, the current value of our common shares, currently set at $14.00 per share, would exceed the amount a shareholder would receive pursuant to a rescission offer. In fact, based on limited utilization of our repurchase plan (whereby less than 3.5% of the shares sold have been requested to be repurchased under this new plan since January 1, 2011) and known demand for our common shares at $14 per share, we believe that such claims will not exceed $1,000,000 and most likely would not exceed our cash and cash equivalents, which exceeded $10,000,000 at March 31, 2011. The amount of any such claims, if asserted, however, is speculative at this time and the potential claims could approximate $33,000,000. If claims are greater than anticipated and such claims are found to be meritorious, our liquidity could be negatively affected and we could be required to sell additional securities or borrow additional funds. We believe we have ready access to any additional capital that might be required, but there is no assurance such funds will be available or, if available, on terms acceptable to us.”

Financial Statements
Note 2 — Principal Activity and Significant Accounting Policies, page 7 Segment Information, page 13

Comment 3.
You disclose that each of your properties is an operating segment and that under the aggregation criteria of the segment reporting guidance you consider your properties as one reportable segment. Please provide us with an analysis under ASC 280-10-50-11 that supports the aggregation of all of your properties into one reportable segment, rather than into several reportable segments based on property type (i.e., apartment, office, retail, medical, and assisted living). Address each of the five criteria listed in (a) through (e) of ASC 280-10-50-11 as well as how you determined that each type of property has similar economic characteristics. The guidance notes that similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Please discuss expected long-term financial performance of your properties in your response.

Response 3.
To clarify the response to Comment 7 in the response letter dated June 15, 2011 as well as other previous comments regarding segment reporting, the Board of Trustees is the Trust’s Chief Operating Decision Maker (“CODM”). As CODM, it sets the strategic direction of the Trust and is responsible for deciding whether to approve the acquisition or sale of Trust property.

In making these vital strategic, acquisition and disposition decisions, the CODM reviews and relies upon the Trust’s current and historic consolidated Trust-level financial statements and performance data. While individual property level operating results are maintained by the Advisor, and such information is available to the CODM, the CODM does not rely upon this data in making its vital strategic, acquisition or disposition decisions. Instead, property level operating data is used primarily as context for discussions regarding significant capital improvements, economic vacancy and evaluating the Advisor’s performance.

As requested, the Trust has evaluated its conclusion regarding aggregation of segment reporting under ASC 280-10-50-11. The five criteria that support aggregation of all of the Trust’s proprieties into one reportable segment, along with the Trust’s responses in italics, are as follows:
50-11 Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C: and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36 :]):
a. The nature of the products and services The nature of all of the Trust’s properties are similar; the Trust generates rent revenue from the leasing of real estate properties.

b. The nature of the production processes The production process of providing real estate properties and collecting rental revenue is similar for each property in the Trust’s portfolio.
c. The type or class of customer for their products and services The Trust carefully evaluated its customer type and class and determined its customers to be similar as they are potential tenants seeking space to occupy.
d. The methods used to distribute their products or provide their services The Trust uses a similar process of obtaining tenants, providing lease agreements, and collecting rental income for each of its properties.
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. The Trust has no regulatory requirements that are specific to its properties. The entire Trust is subject to SEC reporting requirements.

The Trust’s responses to the five criteria above and its response that indicates its COMD does not rely upon segmented information to make decisions supports its current disclosure of one reportable segment. As your comment indicates, the guidance notes that similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. While the Trust does not specifically use a gross margin measure to evaluate its individual properties, a similar measure in the industry is the “CAP rate”. The CAP rate is computed by dividing NOI (a measure of GAAP Net Income plus depreciation, amortization, and interest expense) by the total investment. When evaluating the Trust’s property portfolio, it notes similar CAP rates across the majority of its properties.

The Trust also expects that the long-term financial performance of its properties, and specifically CAP rates, will be consistent with historical results and remain similar for the majority of its properties.

In addition, the notes to the financial statements will be revised in the next amendment to the Form 10 to revise the following statement from the language referenced in the response letter dated July 14, 2011:

“The Company assesses and measures operating results on an individual property basis for each of the investment properties based on property net operating income. <However,

>Management internally evaluates the operating performance of the properties as a whole and does not differentiate properties by geography, size or type. In accordance with existing guidance, ~~<each of the Company’s investment properties is considered a separate operating segment. However, >~~under the aggregation criteria of this guidance, the Company’s properties are considered one reportable segment.”

Note 17 — Related Party Transactions, page 2

Comment 4.
We note your response to comment 6 in our letter dated July 1, 2011 and reissue our comment in part. Explain how the acquisition fee is allocated for acquisitions that require less than 100% financing. Clarify if you allocate 50% of the 3% fee to financing costs without regard to the amount of financing obtained in comparison to the total purchase price. In your response, discuss your historical experience.

Response 4.
When allocating the one-time acquisition fee for those acquisitions that require less than 100% financing, the Trust allocates 50% of the 3% fee to financing fee without regard to the amount of financing obtained. As the Trust has disclosed in its 2nd Amendment to Form 10, the Trust applies this methodology because the advisor has informed the Trust that approximately equal time is spent on discovering the potential property or construction project as is spent on successfully coordinating financing. In some instances, the transactions may not initially require financing, however in these instances, at a future time, the acquired property will serve as collateral for some other type of financing (for example, a line of credit) or may require existing financing to be refinanced. The 50% of the 3% one-time fee paid to the advisor for financing does not differentiate if the financing happens immediately or at a future time.

The Trust’s historical experience of allocating the 3% fee between financing costs and acquisition expenses began on January 1, 2009 when it adopted the former FAS 141(R). At that time, the Trust carefully evaluated the services that it receives from the advisor during acquisitions. Because the advisor provides a service of locating appropriate financing alternatives and the amount that the Trust pays them for this service is not variable on the terms or amount of financing that is secured, the Trust deemed it appropriate to allocate a fixed amount (50% of the 3% one-time fee) to financing costs without regard to the amount financed. The Trust actively finances and re-finances assets in its portfolio to take advantage of attractive rates and therefore believes this 3% fee arrangement is better than paying separate transactional based financing fees calculated on the amount successfully financed. The Trust has consistently applied this method to all acquisitions completed since January 1, 2009.

As an example, one of the Trust’s recent acquisitions had a 20 year lease in place with the tenant at the time of acquisition. However, because of economic conditions at the time, the advisor was able only to secure short-term financing, which will require re-financing at a later time. During the future refinancing phase, the advisor will once again be responsible to secure appropriate financing. Governed by the advisory agreement, the advisor is required to provide on-going administrative services, and we will not pay an additional financing fee to the advisor at time of refinancing. The Trust believes this example highlights that the 50% of the 3% fee paid and capitalized to financing costs relate to the administrative component of obtaining financing and are not a result of the amount of financing obtained.

Per our conversation with Ms. Barberich and Mr. Efron on August 5, 2011, the Trust plans on filing Amendment No. 4 to the Form 10 to reflect the above referenced changes at a future date to address the remaining comments the Staff may raise with respect to the Form 10.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6713.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Joy S. Newborg Joy S. Newborg
In responding to the Staff’s comments in the above response letter dated August 10, 2011, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

INREIT Real Estate Investment Trust

By:	/s/ Kenneth P. Regan Name: Kenneth P. Regan
Title: Chief Executive Officer
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